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CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: February 5, 2003	By:	/s/ FRANÇOIS D. RAMSAY
Name:	François D. Ramsay
Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Press Release: Gildan Activewear doubles EPS compared to First Quarter of Fiscal 2002	5

EXHIBIT 1

PRESS RELEASE

Contact:	Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com
Rick Leckner
Maison Brison
Tel: (514) 731-0000
Email: rick@maisonbrison.com

Gildan Activewear Doubles EPS Compared to First Quarter of Fiscal 2002

– Company Raises Guidance for Full Year and Ramps up Capacity for Further Growth in Fiscal 2004 –

Montreal, Wednesday, February 5, 2003 — Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today released its financial results for the first quarter of its 2003 fiscal year.

For the quarter ended December 29, 2002, the Company reported net earnings of $5.8 million, or $0.20 per diluted share, up respectively 107% and 100% from $2.8 million, or $0.10 per diluted share, in the first quarter of fiscal 2002. EPS for the first quarter of fiscal 2003 exceeded the consensus of analyst estimates for the quarter by approximately $0.04 per diluted share.

The higher net earnings compared to last year were due to a 24.2% increase in unit sales, a 240 basis point increase in gross margins and lower interest expense, reflecting the impact on net indebtedness of the significant free cash flow generated by the Company since the first quarter of fiscal 2002. The positive impact of these factors was partially offset by lower selling prices, together with increased selling, general and administrative expenses and higher depreciation as a result of the Company's recent major capital investment projects.

Sales for the first quarter were $102.3 million, up 15.9% from $88.3 million in the first quarter of last year. The higher sales were primarily due to the increased unit shipments, partially offset by lower unit selling prices. The higher unit sales reflected 8.1% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market combined with significant market share increases achieved by Gildan in all product categories, compared with the first quarter of last year. In particular, the Company continued to reinforce its market leadership position in the overall T-shirt category, where its share reached 31.4%, compared with 24.9% a year ago, and 28.0% in the fourth quarter of fiscal 2002. At the same time, inventories of Gildan T-shirts in the U.S distributor channel were reduced by 12.6% compared with the end of the first quarter of fiscal 2002. Gildan's share in sports shirts increased to 14.7%, versus 9.3% in the first quarter of last year, and the Company's share in fleece was 10.3%, up from 8.1% a year ago. All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. Also, Gildan's unit sales in Europe increased by 54.5% compared with the first quarter of last year.

Gross margins were 29.4% in the first quarter, compared with 27.0% in the first quarter of fiscal 2002, due to lower raw material costs and continuing manufacturing efficiency improvements, including the impact of the Company's ongoing capital investment projects, partially offset by lower selling prices. Also, product-mix was more favourable than the first quarter of last year, mainly due to a higher proportion of coloured T-shirts compared to white.

Selling, general and administrative expenses for the first quarter were $15.9 million, or 15.5% of sales, compared with $13.1 million, or 14.8% of sales, in the first quarter of last year. For the full 2003 fiscal year, it is expected that selling, general and administrative expenses will be at a similar level to last year, as a percentage of sales. Selling, general and administrative expenses were 10.6% of sales in fiscal 2002.

Based on its results for the first quarter, and the current outlook for the balance of the fiscal year, Gildan now anticipates that diluted EPS for the full 2003 fiscal year will be in the range of $2.70 — $2.80 per share. The Company had previously forecast diluted EPS of $2.60 — $2.70 per share.

The first quarter is traditionally the lowest quarter in the Company's annual breakdown of sales and earnings. During the first quarter, the Company re-built inventories for the peak summer T-shirt selling season and continued to ramp up capacity at its new fully-integrated textile manufacturing facility located at Rio Nance, Honduras. The Company expects to have sufficient production capacity and inventory available to be able to satisfy demand for its products in fiscal 2003 and to support its projected further sales growth in fiscal 2004. The Company indicated that it continued to be extremely pleased with the progress of the Rio Nance ramp up and with the manufacturing cost reductions being achieved at this facility.

During the first quarter, the Company used $8.8 million of its surplus cash reserves, together with the cash flow from its operating earnings and accounts receivable collections, to finance the cash requirements for inventory rebuilding and the major capital expenditure projects being completed by the Company. The Company remains committed to sustaining the improvements in working capital utilization achieved in fiscal 2002. DSO in trade accounts receivable were maintained at 45 days, essentially the same level as the fiscal 2002 year end, and down significantly from 76 days at the end of the first quarter of fiscal 2002. At December 29, 2002, the Company's balance sheet position continued to be strong. Cash and cash equivalents amounted to $61.9 million and the Company's revolving bank credit facilities were entirely unutilized and available. Net debt to total capitalization at December 29, 2002 stood at 17%. For the full 2003 fiscal year, the Company expects to generate positive free cash flow of $25 — $35 million, as previously indicated.

H. Greg Chamandy, Gildan's Chairman and Chief Executive Officer, commented that "we are pleased to have exceeded both our own and the market's expectations for our first quarter results. More importantly, however, we are pleased with the way we are continuing to position ourselves and create competitive advantage for the future. We are continuing to reinforce our market share and brand leadership in the North American activewear market. Our success in the market-place is being supported by our capital investments in vertically-integrated manufacturing, which reflect our commitment to constantly reinforce our position as the low-cost producer of circular knit apparel for both the North American and European markets, against any global competition."

As of January 31, 2003 there were 22,968,014 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 1,391,162 options outstanding.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality 100% cotton T-shirts, 50% cotton/50% polyester T-shirts, placket collar sport shirts and premium quality fleece in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

        Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company's future results.

INFORMATION FOR SHAREHOLDERS:

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. Interested parties can join the call by dialing (800) 814-4859. The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 233611 on your phone. This tape recording will be available on Wednesday, February 5 as of 7:00 PM until 11:00 PM on Wednesday, February 12, 2003.

Gildan Activewear Inc.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended
	December 29, 2002	December 30, 2001
	(unaudited)	(unaudited)
Sales	$102,275	$88,335
Cost of sales	72,241	64,448

Gross margin	30,034	23,887
Selling, general and administrative expenses	15,865	13,116

Earnings before interest, taxes, depreciation and amortization (EBITDA)	14,169	10,771
Depreciation and amortization	5,499	4,016
Interest expense	2,273	3,632

Earnings before income taxes	6,397	3,123
Income taxes	582	331

Net earnings	$5,815	$2,792

Basic EPS
Canadian $	$0.20	$0.10
US $(1)	$0.13	$0.06
Diluted EPS
Canadian $	$0.20	$0.10
US $(1)	$0.13	$0.06
Weighted average number of shares outstanding
Basic	28,945	28,208
Diluted	29,600	29,098

(1)
The U.S. dollar earnings per share are based on the Canadian GAAP results converted at the average exchange rates for the respective periods.

(2)
Certain prior period figures have been reclassified to conform with the basis of presentation adopted in the current period.

Gildan Activewear Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended
	December 29, 2002	December 30, 2001
	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	$70,905	$—
Cash flows from operating activities:
Net earnings	5,815	2,792
Adjustments for:
Depreciation and amortization	5,499	4,016
Future income taxes	227	(1,123)
Other	(276)	(45)

	11,265	5,640
Net changes in non-cash working capital balances:
Accounts receivable	31,495	45,628
Inventories	(36,741)	(25,400)
Prepaid expenses and deposits	(602)	(1,300)
Accounts payable and accrued liabilities	4,036	(19,034)
Income taxes payable	(309)	867

	9,144	6,401
Cash flows from financing activities:
Increase in revolving bank loan	—	8,531
Increase in other long term debt	151	—
Repayment of capital leases	(1,224)	(599)
Repayment of other long-term debt	(361)	(413)
Proceeds from the issuance of shares	1,258	508
Increase in deferred charges	(41)	(66)

	(217)	7,961
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(18,023)	(13,946)
Decrease (increase) in other assets	82	(416)

	(17,941)	(14,362)

Cash and cash equivalents, end of period	$61,891	$—

Gildan Activewear Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	December 29, 2002	September 29, 2002	December 30, 2001
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$61,891	$70,905	$—
Accounts receivable	54,804	87,746	79,587
Inventories	149,711	112,971	203,751
Prepaid expenses and deposits	4,244	3,657	5,563
Future income taxes	5,316	5,028	7,916

	275,966	280,307	296,817
Fixed assets	218,474	209,247	165,940
Future income taxes	—	—	811
Other assets	6,322	7,085	7,669

Total assets	$500,762	$496,639	$471,237

Current liabilities:
Accounts payable and accrued liabilities	$82,084	$82,168	$81,232
Income taxes payable	2,962	3,063	3,137
Current portion of long-term debt	6,163	6,249	6,317

	91,209	91,480	90,686
Long-term debt:
U.S. senior notes	108,675	110,271	106,473
Unsecured debt	2,409	2,452	300
Capital leases	833	2,109	5,570
Revolving bank loan	—	—	43,614
Other secured debt	—	34	5,187

	111,917	114,866	161,144
Future income taxes	20,655	20,385	17,254
Shareholders' equity:
Share capital	106,183	104,925	100,869
Contributed surplus	323	323	323
Retained earnings	170,475	164,660	100,961

	276,981	269,908	202,153

Total liabilities and shareholders' equity	$500,762	$496,639	$471,237

QuickLinks

Form 6-K
SIGNATURES
EXHIBIT
EXHIBIT 1
  PRESS RELEASE
Gildan Activewear Inc. Consolidated Statements of Earnings (In thousands of Canadian dollars, except per share data)
Gildan Activewear Inc. Consolidated Statements of Cash Flows (In thousands of Canadian dollars)
Gildan Activewear Inc. Consolidated Balance Sheets (in thousands of Canadian dollars)